Exhibit 99.1

ParaZero Technologies Ltd. (NASDAQ: PRZO) Announces Receipt of Extension to Meet the Nasdaq’s Minimum Bid Price Requirement

Tel Aviv, Israel, Aug. 09, 2024 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “Company” or “ParaZero”), an aerospace company focused on drone safety systems for defense and commercial drones and urban air mobility aircraft, announced today that on August 8, 2024, it received a letter from The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is eligible for an additional 180 calendar day period, or until February 3, 2025, to regain compliance with the Nasdaq’s minimum $1 bid price per share requirement.

The Company was first notified by Nasdaq of its failure to maintain a minimum bid price of $1 per share for 30 consecutive trading days under Nasdaq Listing Rule 5550(a)(2) on February 8, 2024, and was given until August 6, 2024 to regain compliance. The Company did not regain compliance with the minimum $1 bid price per share requirement during the first 180-calendar-day compliance period and submitted a written request to the Nasdaq’s staff to afford it an additional 180-day compliance period to cure the deficiency .

If at any time before February 3, 2025, the bid price of the Company’s ordinary shares closes at or above $1 per share for a minimum of 10 consecutive trading days, the Company will regain compliance with the Nasdaq Listing Rules, and the matter will be closed.

About ParaZero Technologies

ParaZero (https://parazero.com/ ) is a world-leading developer of autonomous parachute safety systems for commercial drone and urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations overpopulated areas and beyond-visual-line-of-sight (BVLOS).

Forward- looking statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. ParaZero is using forward-looking statements when it discusses regaining compliance with Nasdaq’s continued listing requirements, and timing and effect thereof. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on From 20-F for the year ended December 31, 2023. Forward- looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com